Skadden, Arps, Slate, Meagher & Flom llp
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(212) 735-3000
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October 1, 2008
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	John Reynolds, Esq. Assistant Director Office of Mergers and Acquisitions

RE:	Anheuser-Busch Companies, Inc. Preliminary Revised Proxy Statement on Schedule 14A Filed on September 19, 2008
Dear Mr. Reynolds:
     On behalf of Anheuser-Busch Companies, Inc. (“Anheuser-Busch”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 30, 2008 (the “Comment Letter”) relating to the Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Anheuser-Busch on September 19, 2008. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement.
     References to page numbers below are to pages of the Proxy Statement.

John Reynolds, Esq.
October 1, 2008

PRER14A submitted on September 19, 2008
The Merger, page 20
Opinion of Goldman, Sachs & Co., page 30
1.	Please expand upon your disclosure in response to comment three from our letter dated September 12, 2008. In particular, we note that Goldman Sachs utilized three different discount rates ranging from 6.5% to 9.5%.

Response: Anheuser-Busch will revise its disclosure to include additional information regarding Goldman’s selection of applicable discount rates as follows:

The disclosure in the third sentence of the paragraph under the subheading “Present Value of Future Share Price Analysis” on page 34 regarding the calculation of the discount rate based on Anheuser-Busch’s illustrative cost of equity (as opposed to a discount rate based on weighted average cost of capital) will be amended and restated as follows:

“The resulting illustrative future prices per share of Anheuser-Busch common stock and dividends were discounted at 8%, the illustrative cost of equity for Anheuser-Busch. The illustrative cost of equity (the component of weighted average cost of capital applicable to common stock and dividends) was derived by utilizing a cost of equity analysis based on Goldman Sachs’ professional judgment and on certain financial metrics, including betas, for Anheuser-Busch and selected companies which exhibited similar business characteristics to Anheuser-Busch.”

The disclosure on page 35 in the second sentence of the first paragraph under the subheading “Illustrative Discounted Cash Flow Analysis” (which begins on page 34) regarding the calculation of the Anheuser-Busch illustrative discount rates will be amended and restated as follows:

“Goldman Sachs calculated indications of net present value of free cash flows for Anheuser-Busch for the years 2008 through 2012, discounted to the end of June 2008, on each of the three bases described above using discount rates ranging from 6.5% to 7.5% (referred to herein as the “Anheuser-Busch illustrative discount rates”). The Anheuser-Busch illustrative discount rates were derived by utilizing a weighted average cost of capital analysis based on Goldman Sachs’ professional judgment and on certain financial metrics, including betas, for Anheuser-Busch and selected companies which exhibited similar business characteristics to Anheuser-Busch.”

The disclosure on page 35 in the fifth sentence of the first paragraph under the subheading “Illustrative Discounted Cash Flow Analysis” (which begins on page 34) regarding the calculation of the Modelo illustrative discount rates will be amended and restated as follows:

John Reynolds, Esq.
October 1, 2008

“The implied discounted free cash flow value of Modelo was calculated using the methodologies used to calculate Anheuser-Busch’s indications of net present value of free cash flows, implied prices per share and implied indications of present values, each as described above, except that Goldman Sachs based its terminal value indications in the year 2012 on exit multiples ranging from 10.0x EBITDA to 12.0x EBITDA and utilized discount rates ranging from 7.5% to 9.5% (referred to herein as the “Modelo illustrative discount rates”). The Modelo illustrative discount rates were derived by utilizing a weighted average cost of capital analysis of Modelo based on Goldman Sachs’ professional judgment and on certain financial metrics, including betas, for Modelo and selected companies which exhibited similar business characters to Modelo. These rates differed from the Anheuser-Busch illustrative discount rates because of the different financial metrics and characteristics of Modelo and Anheuser-Busch.”
Where You Can Find More Information, page 81
2.	We note that you list certain documents you incorporate by reference. Please revise the list to reflect the correct filing dates for the documents. For instance, we note that your Annual Report of Form 10-K was filed on February 29, 2008, not March 29, 2008.

Response: Anheuser-Busch will amend and restate the text of the first bullet point on page 81 of the Proxy Statement as follows:

“Annual Report on Form 10-K filed on February 29, 2008, and the amendment thereto filed April 25, 2008;”

Additionally, Anheuser-Busch will amend and restate the text of the third bullet point on page 81 of the Proxy Statement as follows:

“Current Reports on Form 8-K filed on June 20, 2008, June 26, 2008 (three filings), June 27, 2008, June 30, 2008, July 14, 2008, July 16, 2008, August 12, 2008, August 19, 2008, September 24, 2008 and September 30, 2008.”

Please note that Anheuser-Busch will further update this disclosure to reflect any filings by Anheuser-Busch under the Securities Exchange Act of 1934, as amended, that are made subsequent to the date of this letter and prior to filing of an amended Proxy Statement.
* * *

John Reynolds, Esq.
October 1, 2008

     If you have any questions with respect to the foregoing, please contact me at (212) 735-7886 or Paul Schnell at (212) 735-2322. We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.

Very truly yours,

/s/ Thomas W. Greenberg

Thomas W. Greenberg

cc:	Damon Colbert, Esq. Pamela Howell, Esq.